PROSPECTUS	Pricing Supplement No. 4263
Dated May 17, 2005	Dated December 8, 2005
PROSPECTUS SUPPLEMENT	Rule 424(b)(3)-Registration Statement
Dated August 24, 2005	No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION
GLOBAL MEDIUM-TERM NOTES, SERIES A
(Floating Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	December 8, 2005
Settlement Date (Original Issue Date):	December 12, 2005
Maturity Date:	December 12, 2008
Principal Amount:	U.S.$ 400,000,000
Price to Public (Issue Price):	100.00%
Agent's Commission:	0.150%
All-in Price:	99.85%
Accrued Interest:	None
Net Proceeds to Issuer:	U.S.$ 399,400,000
Interest Rate Basis:	LIBOR, as determined by LIBOR Telerate
Index Currency:	U.S. Dollars
Spread (Plus or Minus)	Plus 0.04%
Index Maturity:	One Month
Interest Payment Period:	Monthly
Interest Payment Dates:	Monthly on each January 12, February 12, March 12, April 12, May 12, June
12, July 12, August 12, September 12, October 12, November 12 and
December 12, ending on the Maturity Date
Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date based on one month USD LIBOR plus 0.04%
Interest Reset Periods and Dates:	Monthly on each Interest Payment Date
Interest Determination Dates:	Monthly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Redemption Dates:	None
Put Dates:	None
Settlement:	DTC
CUSIP:	36962GT61

(Floating Rate) Page 2 Pricing Supplement No. 4263 Dated December 8, 2005 Rule 424(b)(3)-Registration Statement No. 333-123085

Additional Information:

General

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

		Year Ended	December 31,		Nine Months Ended
2000	2001	2002	2003	2004	September 30, 2005
	(Restated)	(Restated)	(Restated)	(Restated)
1.52	1.73	1.66	1.86	1.89	1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Plan of Distribution:

The Notes are being purchased by J.P. Morgan Securities Inc. (the “Underwriter”), as principal, at 100.00% of the aggregate principal amount less an underwriting discount equal to 0.15% of the principal amount of the Notes. GE Capital Markets, Inc. will act as a sales agent in connection with the offering and will receive a fee from the underwriter equal to .075% of the principal amount of the notes.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.